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ILLINOIS TOOL WORKS INC.                                            EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
------------------------------------------


In thousands of dollars                                      3Q98       3Q97      1997      1996      1995      1994      1993
                                                           --------   --------  --------  --------  --------  --------  --------

-------------------------
EARNINGS
-------------------------
Income before Income Taxes                                 769,307    672,179   924,351   770,315   623,708   450,283   335,870

Plus:
  Fixed charges (from below)                                71,212     68,833    88,707    69,757    45,195    36,850    45,208
  Dividends from equity affiliates                           1,842      2,773     3,667     3,747     1,591     2,799     1,714


Less:
  Minority interest in subsidiaries                         (2,892)      (807)   (1,450)     (859)     (542)     (812)   (1,347)
  Equity income of affiliates                               (3,846)    (7,411)   (9,370)   (8,825)   (5,332)   (4,477)   (3,967)
  Preferred stock dividends of subsidiaries                 (3,090)    (1,995)   (2,660)   (1,200)   (1,564)      -         -
  Capitalized interest                                         -       (3,428)   (3,428)   (2,010)      -         -         -

                                                          --------   --------  --------  --------  --------  --------  --------

  Net Earnings                                             832,533    730,144   999,817   830,925   663,056   484,643   377,478
                                                          ========   ========  ========  ========  ========  ========  ========


-------------------------
FIXED CHARGES
-------------------------

Interest expense per Statement of Income                     8,891     15,915    19,383    27,834    29,991    26,943    35,025

Leasing & Investments allocated interest
   in cost of revenues                                      48,256     37,043    49,300    24,800     1,600       -         -

Capitalized interest                                           -        3,428     3,428     2,010       -         -         -

Preferred stock dividends of subsidiaries                    3,090      1,995     2,660     1,200     1,564       -         -

Estimate of interest within rental expense                  10,975     10,452    13,936    13,913    12,040     9,907    10,183

                                                          --------   --------  --------  --------  --------  --------  --------

  Total Fixed Charges                                       71,212     68,833    88,707    69,757    45,195    36,850    45,208
                                                          ========   ========  ========  ========  ========  ========  ========

RATIO OF EARNINGS TO FIXED CHARGES                           11.69      10.61     11.27     11.91     14.67     13.15      8.35
                                                          ========   ========  ========  ========  ========  ========  ========
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